Groen Brothers Aviation, Inc.
2640 West California Avenue
Salt Lake City, Utah 84101

December 14, 2010

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Groen Brothers Aviation, Inc.
Form 10-KB for the year ended June 30, 2010
Filed October 13, 2010
File No. 000-18958

Dear Ms. Cvrkel:

Groen Brothers Aviation, Inc. (the “Company”) has received your comment letter dated November 16, 2010, and we respectfully submit our responses to the comments.

Form 10-K for the year ended June 30, 2010
Note 2. Going Concern Uncertainty

1.            We note your disclosure that the maturity date for the 2006/2007 Notes, the Dividend Notes and the Note Purchase Notes has been extended from time to time and currently is January 11, 2011.  We also note your disclosure in Note 12 that you determined the extension of the redemption date of the original issuance in October 2003 met the criteria of a troubled debt restructuring and no gain or loss was recorded on the October 2003 extension and subsequent extension of the date due in October 2005.  In light of the fact that it appears the redemption date has been extended again subsequent to October 2005, please tell us how you have evaluated each of these subsequent modifications of the terms of the debt in accordance with ASC 470-50 and 470-60, as applicable.

Company Response:  Please note that the 2006/2007 Notes and the Note Purchase Notes are not extensions of the Company’s Series B Preferred Stock, which is discussed in Note 12 to the financial statements.  The origins and terms of the 2006/2007 Notes and the Note Purchase Notes are discussed in Note 9 to the financial statements.  This debt was issued to the holders of the Series B Preferred Stock (“Series B Holders”) pursuant to different agreements and independent of the Series B Preferred Stock.  The Dividend Notes are discussed in our response below to your comment number 2.

We looked at each of the extensions of the due dates for the 2006/2007 Notes and the Note Purchase Notes and applied the decision tree model in ASC 470-60-55-5 to determine whether the modification of this debt represented by the extension of the due dates was a Troubled Debt Restructuring.  In considering the criterion of the first box, we concluded the Company was experiencing financial difficulty, and thus moved on to the second box.  In considering the criterion of the second box, we concluded that the creditors had not granted a concession because the effective borrowing rate on the restructured debt was no different than the effective borrowing rate of the original debt before the restructuring.  The face amount of the debt did not change, there was no modification of the interest rate and no material fees or other concessions were made which would result in a change in the effective interest rate.  Only the maturity date was extended, and we concluded this did not meet the criteria for a Troubled Debt Restructuring.  We further concluded, therefore, that the anticipated future cash payments to retire principal and interest were the same for the restructured debt.

Therefore, we subsequently reviewed the guidance in ASC 470-50 and concluded that there was no difference in the fair market value of the debt before and after the modification for the extension of the maturity date and no gain or loss on the transaction resulted.

We will expand our disclosures and discussions in future filings to describe this process and our conclusions.

Note 12. Preferred Stock, page F-20

2.             We note that in October 2008 you issued short-term interest bearing promissory notes totaling $36,962,000 to the holders of Series B Preferred Shares to redeem 36,962 shares of the Series B Preferred Stock with a book value of $36,962,000.  Please tell us how you determined or calculated whether any gain or loss should be recorded on the statement of operations as a result of this transaction.  As part of your response, please tell us how the fair value of the debt issued in this transaction was calculated or determined.

Company Response:  The Series B Preferred Stock obligation has consistently been recorded in our consolidated financial statements at its mandatory redemption value.  As discussed in Note 12 to the consolidated financial statements, the shares have a right to interest at a 15% annual rate, payable in kind at the end of each quarter.  Accumulated but unpaid dividends shall be cumulative and shall be added to the stated or mandatory redemption value.  There is no quoted market value or an established market for the Series B Preferred Stock.  We believe the best measure of fair value is the mandatory redemption amount.

As discussed in Note 12, we determined the extension of the redemption date of the original issuance of the Series B Preferred Stock in October 2003 met the criteria of a troubled debt restructuring.  Therefore, the Series B Preferred Stock will be classified through its redemption as a troubled debt restructuring in accordance with ASC 470-60.

When the Dividend Notes were exchanged for a portion of the shares of Series B Preferred Stock, no other consideration such as receivables from third parties or other assets were transferred to the Series B Holders.  The only exchange was the Dividend Notes, which have substantially the same terms of the Series B Preferred Stock.  The Dividend Notes bear interest at a 15% annual rate, with the interest compounded quarterly, payable to the same creditors.  We believe that there was no difference in the fair market value of the Dividend Notes and the Series B Preferred Stock that was partially redeemed.  Therefore, we have concluded with reference to ASC 470-60-35-2 that there is no difference in the carrying value of the debt and our estimate of the fair value of the Dividend Notes transferred and no gain or loss on the transaction is required.

We will expand our disclosures and discussions in future filings to describe this process and our conclusions.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:  In connection with responding to your comments above, we provide the following statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis P. Gauger, CPA, independent consultant who advises us on financial reporting matters, directly at (801) 319-1485 or me directly at (801) 973-0177 should you have questions or need additional information.

Yours truly,

/s/ David Groen

David Groen
President, Chief Executive Officer and Chief Financial Officer